November 27, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington D.C. 20549
Attn: Tracey McKoy
Terence O’Brien

Re:    e.l.f. Beauty, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 28, 2019
File No. 1-37873

Dear Ms. McKoy and Mr. O’Brien,

This letter is submitted on behalf of e.l.f. Beauty, Inc. (the “Company”) in response to a written comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated November 18, 2019 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as filed with the Commission on February 28, 2019 (the “2018 Form 10-K”).

For convenience, the Staff’s comment is reproduced below, and the Company’s corresponding response follows accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2018
Item 9A. Controls and procedures, page 49

1.
Please amend the filing to clearly disclose the conclusion of your Chief Executive Officer and Chief Financial Officer and whether your disclosure controls and procedures were effective or ineffective as of the end of the period covered by the report. In doing so, please ensure that your certifications reference the Form 10-K/A and are currently dated. Refer to Item 307 of Regulation S-X for guidance. Your Transition Report for the three months ended March 31, 2019 and the subsequent Forms 10-Q should be similarly amended.

Response: The Company respectfully acknowledges the Staff’s comment and will amend its 2018 Form 10-K, its transition report for the three months ended March 31, 2019, and its subsequent Forms 10-Q to clearly disclose that the Company’s disclosure controls and procedures were effective as of the end of the periods covered by the respective reports. The Company’s proposed revised disclosure is as follows:

As of [the end of the period covered by this report], our management conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of [the end of the period covered by this report], our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the officers who certify our financial reports and to the members of the Company’s senior management and board of directors as appropriate to allow timely decisions regarding required disclosure.

The Company intends to file the amendments to its 2018 Form 10-K, its transition report for the three months ended March 31, 2019, and its subsequent Forms 10-Q during the week of December 2, 2019.

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570 10th Street, Oakland, CA 94607 | elfcosmetics.com

If you have any questions or require additional information, please do not hesitate to contact us.

Sincerely,

/s/ Mandy Fields
Mandy Fields Chief Financial Officer

570 10th Street, Oakland, CA 94607 | elfcosmetics.com